SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                              CompleTel Europe N.V.
                                (Name of Issuer)

                 Ordinary Shares,(euro).04 nominal value per share
                         (Title of Class of Securities)

                                   N21590 10 9
                                 (CUSIP Number)

                                 John R. Garrett
                          Meritage Private Equity Funds
                             1600 Wynkoop, Suite 300
                             Denver, Colorado 80202
                                 (303) 352-2040
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 17, 2002
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. N21590 10 9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Private Equity Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only)


--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power1,781,882
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,781,882
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     1,781,882

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      37.2%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)    PN

CUSIP No. N21590 10 9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Private Equity Parallel Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power217,856               ____
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    217,856          _
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     217,856

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      5.4%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)    PN

CUSIP No. N21590 10 9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Entrepreneurs Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only)


--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power32,515
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    32,515          __
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     32,515

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      .8%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)    PN

CUSIP No. N21590 10 9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Private Equity Fund II, L.P.

     I.R.S. Identification Nos. of above persons (entities only)


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC


--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power252,460
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    252,460
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     252,460

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      6.3%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)    PN

CUSIP No. N21590 10 9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Investment Partners, LLC

     I.R.S. Identification Nos. of above persons (entities only)


--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Colorado

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power2,032,253
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,032,253
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     2,032,253

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    41.4%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)    OO

CUSIP No. N21590 10 9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Investment Partners II, LLC

     I.R.S. Identification Nos. of above persons (entities only)


--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Colorado

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power252,460
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    252,460
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     252,460

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    6.3%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)    OO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Ordinary Shares, (euro).04 nominal value per share (the "Common Stock"), of CompleTel Europe N.V., a Netherlands corporation ("CompleTel"). CompleTel's principal executive offices are located at Blaak 16, 3011 TA Rotterdam, The Netherlands.

Item 2. Identity and Background

This Schedule 13D is filed by Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P. and Meritage Private Equity Fund II, L.P., each a Delaware limited partnership (collectively, the "Meritage Funds"), by virtue of their direct ownership of Common Stock and CompleTel's Series A Convertible Cumulative Preferred Shares,
(euro)4.00 nominal value per share (the "Series A Preferred"), and Class C Shares, (euro).04 nominal value per share (the "C Shares"), and by Meritage Investment Partners, LLC and Meritage Investment Partners II, LLC, each a Colorado limited liability company (collectively, the "General Partners" and, together with the Meritage Funds, the "Reporting Persons"), by virtue of Meritage Investment Partners, LLC's status as the sole general partner of each of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. and Meritage Investment Partners II, LLC's status as the sole general partner of Meritage Private Equity Fund II, L.P. The Meritage Funds are private equity investment funds specializing in telecommunications investments, and the General Partners are managers of private equity investment funds. The principal offices of the Reporting Persons are located at 1600 Wynkoop Street, Suite 300, Denver, CO 80202.

G. Jackson Tankersley, Jr. and Laura I. Beller are the managing members of each of the General Partners (the "Managing Members"). No member of either General Partner, acting alone, has the right to direct disposition or voting of the Common Stock directly or indirectly held by such entity, and as a result each of the Managing Members disclaims beneficial ownership of any Common Stock directly or indirectly held by the General Partners or the Meritage Funds. Mr. Tankersley's and Ms. Beller's present principal occupation is serving as managing members of the General Partners. The business address of each Managing Member is 1600 Wynkoop Street, Suite 300, Denver, CO 80202 and each Managing Member is a United States citizen.

During the last five years, none of the Reporting Persons or the Managing
Members: (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Substantially all of the shares of Common Stock and all of the Series A Preferred and C Shares reported under Item 5 as directly beneficially owned by the Meritage Funds were acquired on September 17, 2002 in connection with a recapitalization of CompleTel pursuant to the Reorganization Agreement described in Item 6 below. Each share of Series A Preferred is convertible at any time into 100 shares of Common Stock. Each C Share is entitled to one vote per share but otherwise has no economic value.

Pursuant to the Reorganization Agreement, Meritage Private Equity Fund, L.P. invested a total of 17,819,013 Euro ((euro)) in 886,518 units (the "Units"), each consisting of one share of Common Stock and one one-hundredth of a share of Series A Preferred (giving effect to a reverse split of the Series A Preferred effected immediately following the closing of the recapitalization), at a cost of (euro)20.10 per Unit. Such funds were provided from capital available for investment.

Pursuant to the Reorganization Agreement, Meritage Private Equity Parallel Fund, L.P. invested a total of(euro)2,178,602 in 108,388 Units at a cost of
(euro)20.10 per Unit. Such funds were provided from capital available for investment.

Pursuant to the Reorganization Agreement, Meritage Entrepreneurs Fund, L.P. invested a total of(euro)325,165 in 16,177 Units at a cost of(euro)20.10 per Unit. Such funds were provided from capital available for investment.

Pursuant to the Reorganization Agreement, Meritage Private Equity Fund II, L.P. invested a total of (euro)2,537,220 in 126,230 Units at a cost of (euro)20.10 per Unit. Such funds were provided from capital available for investment, including $2,500,000 of borrowings by Meritage Private Equity Fund II, L.P. under a Loan Agreement with Silicon Valley Bank filed as an exhibit hereto. Such borrowings bear interest at a variable rate (currently 4.75% per annum), are due on June 19, 2003, and are unsecured.

Item 4. Purpose of Transaction

The Reporting Persons purchased their securities of CompleTel in order to acquire a substantial equity interest in CompleTel and to effect the recapitalization of CompleTel pursuant to the Reorganization Agreement.

The Reporting Persons intend to continuously review their investment in CompleTel, and depending upon their evaluation of the CompleTel's prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

The text of Item 6 of this statement on Schedule 13D is hereby incorporated in its entirety by this reference.

None of the Reporting Persons or the Managing Members has any present plans or proposals that relate to or would result in:

1. The acquisition by any person of additional securities of CompleTel, or the disposition of securities of CompleTel;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CompleTel or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of CompleTel or of any of its subsidiaries;

4. Any change in the present board of directors or management of CompleTel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5. Any material change in the present capitalization or dividend policy of CompleTel;

6. Any other material change in CompleTel's business or corporate structure;

7. Changes in CompleTel's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CompleTel by any person;

8.   A class of  securities  of CompleTel  being  delisted from a national  securities exchange or ceasing to be authorized to
be  quoted  in  an  inter-dealer   quotation   system  of  a
registered national securities association;

9. A class of equity securities of CompleTel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

10. Any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

Meritage Private Equity Fund, L.P. directly beneficially owns 895,364 shares of Common Stock and 8,865.18 shares of Series A Preferred. Assuming conversion of such shares of Series A Preferred into Common Stock, Meritage Private Equity Fund, L.P. beneficially owns approximately 37.2% of the Common Stock outstanding as of September 17, 2002.

Meritage Private Equity Parallel Fund, L.P. directly beneficially owns 109,468 shares of Common Stock and 1,083.88 shares of Series A Preferred. Assuming conversion of such shares of Series A Preferred into Common Stock, Meritage Private Equity Parallel Fund, L.P. beneficially owns approximately 5.4% of the Common Stock outstanding as of September 17, 2002.

Meritage Entrepreneurs Fund, L.P. directly beneficially owns 16,338 shares of Common Stock and 161.77 shares of Series A Preferred. Assuming conversion of such shares of Series A Preferred into Common Stock, Meritage Entrepreneurs Fund, L.P. beneficially owns approximately .8% of the Common Stock outstanding as of September 17, 2002.

Meritage Private Equity Fund II, L.P. directly beneficially owns 126,230 shares of Common Stock and 1,262.3 shares of Series A Preferred. Assuming conversion of such shares of Series A Preferred into Common Stock, Meritage Private Equity Fund II, L.P. beneficially owns approximately 6.3% of the Common Stock outstanding as of September 17, 2002.

Pursuant to the Reorganization Agreement, for no additional consideration, the Meritage Funds received a total of 927,902 C Shares. Such issuance of C Shares was intended solely to equalize the collective voting power of the Meritage Funds and another unrelated investor, on the one hand (collectively, the "Investors"), and the former holders of CompleTel's high-yield debt securities, on the other hand. The C Shares are non-transferable except to an affiliate of the transferring holder or another Investor and are subject to cancellation under certain circumstances. As a result of holding C Shares, the Meritage Funds collectively hold approximately 36.6% of CompleTel's total voting power immediately following the recapitalization. Assuming the conversion of all of CompleTel's outstanding preferred stock (including the Series A Preferred) into Common Stock, the Meritage Funds would collectively hold approximately 30.2% of the Common Stock outstanding immediately following the recapitalization.

Each of the Meritage Funds has the sole power to vote, or direct the voting of, the CompleTel securities owned by it and the sole power to dispose of, or to direct the disposition of, the CompleTel securities owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on an equal, pro rata basis.

The information set forth under Item 3 above is incorporated by reference into this Item 5. Except as set forth above and in Item 3, none of the Reporting Persons has acquired any securities of CompleTel during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reorganization Agreement. Pursuant to the Reorganization Agreement dated as of May 15, 2002 (as amended as of July 29, 2002), filed as an exhibit hereto and incorporated into this Item 6 by reference, the Meritage Funds invested a total of (euro)22.86 million in 1,137,313 newly-issued Units and received, for no additional consideration, a total of 927,902 C Shares. Also pursuant to the Reorganization Agreement, the holders of CompleTel's outstanding 14% senior discount notes due 2009 and 14% senior notes due 2010 received units consisting of Common Stock and CompleTel's Series B cumulative convertible preferred shares (the "Series B Preferred") in exchange for such notes. The Reorganization Agreement also provides for the reconstitution of CompleTel's Supervisory Board as a six-member body comprised of two representatives of the holders of Series A Preferred, two representatives of the holders of Series B Preferred, and two independent directors satisfactory to the holders of Series A and Series B Preferred. James C. Allen, a member of each of the General Partners, currently serves as a member of the Supervisory Board as a designee of the holders of Series A Preferred.

Registration Rights Agreement. CompleTel and the purchasers of the Series A Preferred, including the Meritage Funds, entered into a Registration Rights Agreement dated as of September 17, 2002, filed as an exhibit hereto and incorporated into this Item 6 by reference, pursuant to which CompleTel agreed to register the Common Stock held by such investors, including the Common Stock underlying the Series A Preferred ("registrable securities"). Under this agreement, holders of not less than a majority of the outstanding registrable securities may require that CompleTel effect a registration under the Securities Act of 1933 on Form S-1 or any similar form covering the sale of at least 20% of the registrable securities then outstanding. If Form S-3 or any similar form is then available, holders of at least 25% of the outstanding registrable securities may demand such a registration covering the sale of at least 10% of the outstanding registrable securities. The holders of registrable securities also have piggyback rights to include registrable securities held by them in registration statements filed by CompleTel offering the securities for its own account or the account of any other security holder.

The foregoing descriptions of the Reorganization Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the applicable exhibits that contain the full text of such agreements.

Item 7. Material to be Filed as Exhibits

Exhibit
Number    Description

     1 Loan Agreement between Meritage Private Equity Fund II, L.P. and Silicon Valley Bank dated as of June 25, 2002.

     2 Restructuring Agreement dated May 15, 2002, as amended as of July 29, 2002, among CompleTel, certain of the Meritage Funds and other investors and certain holders of CompleTel's debt securities (incorporated by reference to exhibits to CompleTel's current reports on Form 8-K filed on May 23, 2002 and September 4, 2002).

     3 Registration Rights Agreement among CompleTel and certain holders of Series A Cumulative Convertible Preferred Stock dated as of September 17, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Meritage Private Equity Fund, L.P.
                                     Meritage Private Equity Parallel Fund, L.P.
                                     Meritage Entrepreneurs Fund, L.P.
                                     Meritage Private Equity Fund II, L.P.
                                     Meritage Investment Partners, LLC
                                     Meritage Investment Partners II, LLC


Date:  September __, 2002  By:__________________________________________________
                              Laura I. Beller, as managing member of Meritage Investment Partners, LLC and Meritage Investment
                                Partners II, LLC

Exhibit 1 to Schedule 13D


This LOAN AGREEMENT is entered into as of June 25, 2002, by and between SILICON VALLEY BANK ("Bank") and MERITAGE PRIVATE EQUITY FUND II, L.P. ("Borrower").

RECITALS

Borrower wishes to obtain credit from time to time from Bank, and Bank desires to extend credit to Borrower. This Agreement sets forth the terms on which Bank will advance credit to Borrower, and Borrower will repay the amounts owing to Bank.

AGREEMENT

The parties agree as follows:

1. DEFINITIONS AND CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms shall have the following definitions:

     "Advance" or "Advances" means a cash advance under the Revolving Facility.

     "Advance Period" means a period of one hundred eighty (180) days from Borrower's receipt of the subject Advance.

     "Affiliate" means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person's senior executive officers, directors, and partners.

     "Bank Expenses" means all: reasonable costs or expenses (including reasonable attorneys' fees and expenses) incurred in connection with the preparation, negotiation, administration, and enforcement of the Loan Documents; and Bank's reasonable attorneys' fees and expenses incurred in amending, enforcing or defending the Loan Documents, whether or not suit is brought.

     "Business Day" means any day that is not a Saturday, Sunday, or other day on which banks in the State of California or Colorado are authorized or required to close.

     "Capital Call" means a request by Borrower under the Partnership Agreement for a Capital Contribution.

     "Capital Commitment" means that portion of the Capital Contribution of each General or Limited Partner, individually, and of all General and Limited Partners collectively, not yet advanced to Borrower.

     "Capital Contribution" means that amount that each Limited and General Partner of Borrower is obligated to pay Borrower from time to time as a contribution to partnership capital.

     "Closing Date" means the date of this Agreement.

     "Committed Line" means $13,000,000.

     "Contingent Obligation" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to
     (i) any indebtedness, lease, dividend, letter of credit or other obligation of another, including, without limitation, any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to undrawn letters of credit issued for the account of that Person; and (iii) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term "Contingent Obligation" shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

     "Daily Balance" means the amount of the Obligations owed at the end of a given day.

     "GAAP" means U.S. generally accepted accounting principles as in effect from time to time.

     "General Partner(s)" means those individuals or entities denominated general partners of Borrower under or by reason of the Partnership Agreement.

     "Indebtedness" means (a) all indebtedness for borrowed money or the deferred purchase price of property or services, including without limitation reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations and
     (d) all Contingent Obligations.

     "Insolvency Proceeding" means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

     "IRC" means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

     "Lien" means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

     "Limited Partner(s)" means those individuals or entities denominated limited partners of Borrower under or by reason of the Partnership Agreement.

     "Loan Documents" means, collectively, this Agreement, any note or notes executed by Borrower, and any other agreement entered into between Borrower and Bank in connection with this Agreement, all as amended or extended from time to time.

     "Material Adverse Effect" means a material adverse effect on (i) the business operations or condition (financial or otherwise) of Borrower or
     (ii) the ability Borrower to repay the Obligations or otherwise perform its obligations under the Loan Documents.

     "Maturity Date" means June 19, 2003.

     "Obligations" means all debt, principal, interest, Bank Expenses and other amounts owed to Bank by Borrower pursuant to this Agreement or any other agreement, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding.

     "Partnership Agreement" means the limited partnership agreement and other organizing and governing documents of Borrower in the form presented to Bank.

     "Periodic Payments" means all installments or similar recurring payments that Borrower may now or hereafter become obligated to pay to Bank pursuant to the terms and provisions of any instrument, or agreement now or hereafter in existence between Borrower and Bank.

     "Permitted Indebtedness" means the following:

(a) Indebtedness of Borrower in favor of Bank arising under this Agreement or any other Loan Document;

(b)  Indebtedness existing on the Closing Date and disclosed in writing to Bank;

(c)  Subordinated Debt;

(d) Indebtedness to vendors and trade creditors incurred in the ordinary course of business; and

(e) Indebtedness secured by a lien described in clause (c) of the defined term "Permitted Liens," provided such Indebtedness does not exceed the lesser of the cost or fair market value of the equipment financed with such Indebtedness.

"Permitted Liens" means the following:

(a) Any Liens existing on the Closing Date and disclosed in writing to Bank or arising under this Agreement or the other Loan Documents;

(b) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings, provided the same have no priority over any of Bank's security interests;

(c) Liens (i) upon or in any equipment acquired or held by Borrower or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (ii) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment;

(d) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (a) through (c) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase; and

(e) landlord's, mechanics and similar Liens arising by operation of law securing the payment of amounts not yet delinquent or being contested in good faith by appropriate proceedings.

"Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.

"Prime Rate" means the variable rate of interest, per annum, most recently announced by Bank, as its "prime rate," whether or not such announced rate is the lowest rate available from Bank.

"Responsible Officer" means each of the members of the General Partner of Borrower.

"Revolving Facility" means the facility under which Borrower may request Bank to issue cash advances, as specified in Section 2.1 hereof.

"Subordinated Debt" means any debt incurred Borrower that is subordinated to the debt owing by Borrower to Bank on terms acceptable to Bank (and identified as being such by Borrower and Bank).

1.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all calculations made hereunder shall be made in accordance with GAAP. When used herein, the terms "financial statements" shall include the notes and schedules thereto.

2.   LOAN AND TERMS OF PAYMENT

2.1 Advances. Subject to and upon the terms and conditions of this Agreement, Bank agrees to make Advances to Borrower in an aggregate amount not to exceed the Committed Line. Subject to the terms and conditions of this Agreement, amounts borrowed pursuant to this Section 2.1 may be repaid and reborrowed at any time during the term of this Agreement.

     Whenever Borrower desires an Advance, Borrower will notify Bank by facsimile transmission or telephone no later than 12:00 p.m. California time, on the Business Day that an Advance is to be made. Each such notification shall be promptly confirmed by a Payment/Advance Form in substantially the form of Exhibit A. Bank is authorized to make Advances under this Agreement, based upon instructions received from a Responsible Officer, or without instructions if in Bank's discretion such Advances are necessary to meet Obligations which have become due and remain unpaid. Bank shall be entitled to rely on any telephonic notice given by a person who Bank reasonably believes to be a Responsible Officer, and Borrower shall indemnify and hold Bank harmless for any damages or loss suffered by Bank as a result of such reliance. Bank will credit the amount of Advances made under this Section 2.1 to Borrower's deposit account. Each such notice shall specify:

               (i) the date such Advance is to be made, which shall be a Business Day; and

               (ii) the amount of such Advance.

     Each request by Borrower for an Advance shall constitute a representation and warranty by Borrower to Bank that, as to said Advance, Borrower has the right, under or by reason of the Partnership Agreement, to request Capital Contributions from the partners of Borrower, in an aggregate amount equal to or greater than the amount of the aggregate outstanding Advances. The Revolving Facility shall terminate on the Maturity Date, at which time all Advances under this Section 2.1 and all other Obligations shall be immediately due and payable.

2.2  Interest Rates, Payments, and Calculations.

(a) Interest Rate. Except as set forth in Section 2.2(b), any Advances shall bear interest, on the average Daily Balance, at a floating rate equal to the Prime Rate.

(b) Default Rate. All Obligations shall bear interest, from and after the occurrence and during the continuation of an Event of Default, at a rate equal to five (5) percentage points above the interest rate applicable immediately prior to the occurrence of the Event of Default.

(c) Payments. Interest hereunder shall be due and payable on the 20th calendar day of each month during the term hereof. Each Advance shall be paid in full on or before the earlier of either the (i) last day of the Advance Period or (ii) the Maturity Date. Bank shall, at its option, charge such interest, all Bank Expenses, and all Periodic Payments against Borrower's deposit accounts (including Borrower's account number 3300289023) or against the Committed Line, in which case those amounts shall thereafter accrue interest at the rate then applicable hereunder. Any interest not paid when due shall be compounded by becoming a part of the Obligations, and such interest shall thereafter accrue interest at the rate then applicable hereunder.

(d) Prepayment of the Advances. Borrower may at any time prepay any Advance in full or in part.

(e) Computation. In the event the Prime Rate is changed from time to time hereafter, the applicable rate of interest hereunder shall be increased or decreased effective as of the day the Prime Rate is changed, by an amount equal to such change in the Prime Rate. Interest will be computed on the basis of a 360 day year and actual days elapsed.

2.3 Crediting Payments. So long as no Event of Default exists and is continuing, Bank shall credit a wire transfer of funds, check or other item of payment to such deposit account or Obligation as Borrower specifies. After the occurrence and during the continuation of an Event of Default, the receipt by Bank of any wire transfer of funds, check, or other item of payment shall be immediately applied to conditionally reduce Obligations, but shall not be considered a payment on account unless such payment is of immediately available federal funds or unless and until such check or other item of payment is honored when presented for payment. Notwithstanding anything to the contrary contained herein, any wire transfer or payment received by Bank after 12:00 p.m. California time shall be deemed to have been received by Bank as of the opening of business on the immediately following Business Day. Whenever any payment to Bank under the Loan Documents would otherwise be due (except by reason of acceleration) on a date that is not a Business Day, such payment shall instead be due on the next Business Day, and additional fees or interest, as the case may be, shall accrue and be payable for the period of such extension.

2.4  Fees. Borrower shall pay to Bank the following:

(a) Facility Fee. A Facility Fee equal to Four Thousand Dollars ($4,000), which fee shall be due on the Closing Date and shall be fully earned and nonrefundable;

(b) Non-utilization Fee. On the last day of each fiscal quarter, an amount equal to one-eighth of one percent (0.125%) of the difference between the Committed Line and the average Daily Balance during that quarter; and

(c) Bank Expenses. Upon the date hereof, all Bank Expenses incurred through the Closing Date, including reasonable attorneys' fees and expenses (which fees and expenses shall not exceed $3,000), and, after the date hereof, all reasonable Bank Expenses, including reasonable attorneys' fees and expenses, as and when they become due to amend, enforce or defend this Agreement.

2.5 Term. This Agreement shall become effective on the Closing Date and, subject to Section 11.7, shall continue in full force and effect for a term ending on the Maturity Date. Notwithstanding the foregoing, Bank shall have the right to terminate its obligation to make Advances under this Agreement immediately and without notice upon the occurrence and during the continuance of an Event of Default.

3.   CONDITIONS OF LOANS

3.1 Conditions Precedent to Initial Advance. Bank's obligation to make the initial Credit Extension is subject to the condition precedent that it receive the agreements, documents and fees it requires.

3.2 Conditions Precedent to all Advances. The obligation of Bank to make each Advance, including the initial Advance, is further subject to the following conditions:

(a)  timely  receipt  by  Bank  of  the  Payment/Advance  Form  as  provided  in
     Section 2.1;

(b)  The  aggregate   Capital  Calls  have  not  exceeded  75%  of  the  Capital
     Contributions; and

(c) the representations and warranties contained in Section 4 shall be true and correct in all material respects on and as of the date of such Payment/Advance Form and on the effective date of each Advance as though made at and as of each such date, and no Event of Default shall have occurred and be continuing, or would result from such Advance. The making of each Advance shall be deemed to be a representation and warranty by Borrower on the date of such Advance as to the accuracy of the facts referred to in this Section 3.2(c).

4.   REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as follows:

4.1 Due Organization and Qualification. Borrower is a limited partnership duly existing and in good standing under the laws of Delaware and qualified and licensed to do business in, and is in good standing in, any state in which the conduct of its business or its ownership of property requires that it be so qualified. Borrower's Partnership Agreement is in full force and effect in the form attached to this Agreement.

4.2 Due Authorization; No Conflict. The execution, delivery, and performance of the Loan Documents and the request for each Advance thereunder are within Borrower's powers, have been duly authorized, and are not in conflict with nor constitute a breach of any provision contained in Borrower's Certificate of Limited Partnership or Partnership Agreement, nor will they constitute an event of default under any material agreement to which Borrower is a party or by which Borrower is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound, which default could have a Material Adverse Effect.

4.3 No Prior Encumbrances. Borrower has good and indefeasible title to its properties, free and clear of Liens, except for Permitted Liens.

4.4 Name; Location of Chief Executive Office. Except as disclosed in the Schedule, Borrower has not done business under any name other than that specified on the signature page hereof. The chief executive office of Borrower is located at the address indicated in Section 9 hereof.

4.5 Litigation. There are no actions or proceedings pending by or against Borrower before any court or administrative agency in which an adverse decision could have a Material Adverse Effect. Borrower does not have knowledge of any such pending or threatened actions or proceedings.

4.6 No Material Adverse Change in Financial Statements. All financial statements related to Borrower that have been delivered by Borrower to Bank fairly present in all material respects Borrower's consolidated financial condition as of the date thereof and Borrower's consolidated results of operations for the period then ended. There has not been a material adverse change in the consolidated financial condition of Borrower since the date of the most recent of such financial statements submitted to Bank.

4.7 Solvency. Borrower is solvent and able to pay its debts (including trade debts) as they mature.

4.8 Government Compliance and Consents. Borrower is not required to file as an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940. Borrower is not engaged principally, or as one of the important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations G, T and U of the Board of Governors of the Federal Reserve System). Borrower has not violated any statutes, laws, ordinances or rules applicable to it, violation of which could have a Material Adverse Effect. None of Borrower's properties or assets has ever been used by Borrower in the disposal of, or to produce, store, handle, treat, release, or transport, any hazardous waste or hazardous substance other than in accordance with applicable law. Borrower has filed or caused to be filed all tax returns required to be filed, and has paid, or has made adequate provision for the payment of, all taxes reflected therein. Borrower has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all governmental authorities that are necessary for the continued operation of Borrower's business as currently conducted.

4.9 Full Disclosure. No representation, warranty or other statement made by Borrower in any certificate or written statement furnished to Bank contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading.

5.   AFFIRMATIVE COVENANTS

     Borrower covenants and agrees that, until payment in full of all outstanding Obligations, and for so long as Bank may have any commitment to make an Advance hereunder, Borrower shall do all of the following:

5.1 Good Standing. Borrower shall maintain its partnership existence and good standing in its jurisdiction of organization and maintain qualification in each jurisdiction in which the failure to so qualify could have a Material Adverse Effect. Borrower shall maintain, in force all licenses, approvals and agreements, the loss of which could have a Material Adverse Effect.

5.2 Government Compliance. Borrower shall comply with all statutes, laws, ordinances and government rules and regulations to which it is subject, noncompliance with which could have a Material Adverse Effect. Borrower shall make due and timely payment or deposit of all material federal, state, and local taxes, assessments, or contributions required of it by law, and will, upon request, furnish Bank with proof satisfactory to Bank indicating that Borrower has made such payments or deposits; provided that Borrower need not make any payment if the amount or validity of such payment is contested in good faith by appropriate proceedings and is reserved against (to the extent required by GAAP) by Borrower.

5.3  Financial Statements, Reports, Certificates. Borrower shall deliver to
     Bank: (a) as soon as available, but in any event within forty-five (45) days after quarters ending March 31, June 30, and September 30, a company prepared consolidated balance sheet and statement of Partners' capital covering Borrower's consolidated operations during such period, certified by a Responsible Officer; (b) as soon as available, but in any event within one hundred twenty (120) days after the end of Borrower's fiscal year, audited consolidated financial statements of Borrower prepared in accordance with GAAP, consistently applied, together with an unqualified opinion on such financial statements of an independent certified public accounting firm reasonably acceptable to Bank; (c) promptly upon receipt of notice thereof, a report of any legal actions pending or threatened against Borrower or any Subsidiary that could result in damages or costs to Borrower of One Hundred Thousand Dollars ($100,000) or more; (d) within ten
     (10) days after making a Capital Call, if any Advances are outstanding at such time, notice of such Capital Call; and (e) such other financial information as Bank may reasonably request from time to time.

5.4 Bank Accounts. Borrower shall maintain its primary operating accounts with Bank.

5.5 Clean-Up Period. Borrower will cause all Advances under this Agreement to be repaid, and a zero balance hereunder to be maintained, for a period of thirty (30) consecutive days during the term of this Agreement.

5.6 Notification. Borrower shall immediately notify Bank if either (i) Jack Tankersley ceases to be the managing member of the General Partner of either Borrower, or (ii) there is a termination of the Investment Period (as defined in Borrower's Partnership Agreement) as provided for in Section
     6.1.15 of Borrower's Partnership Agreement.

5.7 Excess Contributions. No part of the Capital Contributions may be returned to the Limited Partners until Borrower's outstanding Obligations under this Agreement are reduced to zero and Bank has no further commitment to make Advances hereunder.

5.8 Further Assurances. At any time and from time to time Borrower shall execute and deliver such further instruments and take such further action as may reasonably be requested by Bank to effect the purposes of this Agreement.

6.   NEGATIVE COVENANTS

          Borrower covenants and agrees that, so long as any credit hereunder shall be available and until payment in full of the outstanding Obligations or for so long as Bank may have any commitment to make any Advances, Borrower will not do any of the following:

6.1 Change in Business. Engage in any business, other than the businesses currently engaged in by Borrower and any business substantially similar or related thereto (or incidental thereto), or suffer a material change in Borrower's ownership, or change or amend the Partnership Agreement in any manner that has an adverse effect on the interests of Bank, or fail to enforce its rights under the Partnership Agreement. Borrower will not, without ten (10) days prior written notification to Bank, relocate its chief executive office.

6.2 Mergers or Acquisitions. Merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock or property of another Person, except that Borrower may acquire all or substantially all of the capital stock of another Person in the ordinary course of its business.

6.3 Indebtedness. Create, incur, assume or be or remain liable with respect to any Indebtedness, other than Permitted Indebtedness.

6.4 Encumbrances. Create, incur, assume or suffer to exist any Lien with respect to any of its property, or assign or otherwise convey any right to receive income, except for Permitted Liens.

6.5 Distributions. Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, except in the ordinary course of business and except for distributions to Partners pursuant to, and in accordance with, the Partnership Agreement, for as long as an Event of Default has not occurred and is continuing.

6.6 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower except for transactions that are in the ordinary course of Borrower's business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm's length transaction with a nonaffiliated Person.

6.7 Subordinated Debt. Make any payment in respect of any Subordinated Debt, except in compliance with the terms of such Subordinated Debt, or amend any provision contained in any documentation relating to the Subordinated Debt without Bank's prior written consent.

6.8 Compliance. Become an "investment company" controlled by an "investment company," within the meaning of the Investment Company Act of 1940, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock, or use the proceeds of any Advance for such purpose or fail to comply with any law or regulation, which failure could have a Material Adverse Effect.

7.   EVENTS OF DEFAULT

Any one or more of the following events shall constitute an Event of Default by Borrower under this Agreement:

7.1 Payment Default. If Borrower fail to pay the principal of, or any interest on, any Advances within three days after their due date; or fails to pay any portion of any other Obligations not constituting such principal or interest, including without limitation Bank Expenses, within thirty (30) days of receipt by Borrower of an invoice for such other Obligations.

7.2 Covenant Default. If Borrower fails to perform any obligation under Article 5 or violates any of the covenants contained in Article 6 of this Agreement, or fails or neglects to perform, keep, or observe any other material term, provision, condition, covenant, or agreement contained in this Agreement, in any of the Loan Documents, or in any other present or future agreement between Borrower and Bank and as to any default under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure such default within ten (10) days after Borrower receives notice thereof or any officer of Borrower becomes aware thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional reasonable period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to have cured such default shall not be deemed an Event of Default (provided that no Advances will be required to be made during such cure period).

7.3 Material Adverse Change. If an event occurs that could reasonably be expected to have a Material Adverse Effect.

7.4 Attachment. If any material portion of Borrower's assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within ten (10) days, or if Borrower is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Borrower's assets, or if a notice of lien, levy, or assessment is filed of record with respect to any of Borrower's assets by the United States Government, or any department, agency, or instrumentality thereof, or by any state, county, municipal, or governmental agency, and the same is not paid within ten (10) days after Borrower receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by Borrower (provided that no Advances will be required to be made during such cure period).

7.5 Insolvency. If Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by Borrower, or if an Insolvency Proceeding is commenced against Borrower and is not dismissed or stayed within ten (10) days (provided that no Advances will be made prior to the dismissal of such Insolvency Proceeding).

7.6 Other Agreements. If there is a default in any agreement to which Borrower is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of One Hundred Thousand Dollars ($100,000) or that could reasonably be expected to have a Material Adverse Effect.

7.7 Subordinated Debt. If Borrower makes any payment on account of Subordinated Debt, except to the extent such payment is allowed under any subordination agreement entered into with Bank.

7.8 Judgments. If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least Fifty Thousand Dollars ($50,000) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days (provided that no Advances will be made prior to the satisfaction or stay of such judgment).

7.9 Capital Call. If any one or more Limited Partners, representing an aggregate of five percent (5%) of a Capital Call, fails to pay any Capital Contribution within ten (10) business days after a Capital Call is due and such partner's interest in Borrower has not been repurchased in accordance with the Partnership Agreement.

7.10 Misrepresentations. If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any certificate delivered to Bank by any Responsible Officer pursuant to this Agreement or to induce Bank to enter into this Agreement or any other Loan Document.

7.11 Partnership Events. If either (i) Jack Tankersley ceases to be the managing member of the General Partner of Borrower, or (ii) if there is a termination of the Investment Period (as defined in Borrower's Partnership Agreement) as provided for in Section 6.1.15 of each Borrower's Partnership Agreement.

8.   BANK'S RIGHTS AND REMEDIES

8.1 Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, Bank may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a) Declare all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 7.5 all Obligations shall become immediately due and payable without any action by Bank);

(b) Cease advancing money or extending credit to or for the benefit of Borrower under this Agreement or under any other agreement between Borrower and Bank; and

(c) Set off and apply to the Obligations any and all (i) balances and deposits of Borrower held by Bank, or (ii) indebtedness at any time owing to or for the credit or the account of Borrower held by Bank.

8.2 Bank Expenses. If Borrower fails to pay any amounts or furnish any required proof of payment due to third persons or entities, as required under the terms of this Agreement, then Bank may make payment of the same or any part thereof. Any amounts so paid or deposited by Bank shall constitute Bank Expenses, shall be immediately due and payable, and shall bear interest at the then applicable rate hereinabove provided. Any payments made by Bank shall not constitute an agreement by Bank to make similar payments in the future or a waiver by Bank of any Event of Default under this Agreement.

8.3 Remedies Cumulative. Bank's rights and remedies under this Agreement, the Loan Documents, and all other agreements shall be cumulative. Bank shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by Bank of one right or remedy shall be deemed an election, and no waiver by Bank of any Event of Default on Borrower's part shall be deemed a continuing waiver. No delay by Bank shall constitute a waiver, election, or acquiescence by it. No waiver by Bank shall be effective unless made in a written document signed on behalf of Bank and then shall be effective only in the specific instance and for the specific purpose for which it was given.

9.   NOTICES

Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement or any other agreement entered into in connection herewith shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, or by telefacsimile to Borrower or to Bank, as the case may be, at its addresses set forth below:

         If to Borrowers:           Meritage Private Equity Fund II, L.P.
                                    1600 Wynkoop, Suite 300
                                    Denver, CO 80202
                                    Attn: Laura Beller
                                    FAX:  (303) 352-2050

         If to Bank:                Silicon Valley Bank
                                    4410 Arapahoe Avenue, Suite 200
                                    Boulder, CO 80303
                                    Attn:  Mike Devery
                                    FAX:  (303) 938-0486

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

10.  CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California, without regard to principles of conflicts of law. Borrower and Bank hereby submit to the exclusive jurisdiction of the state and Federal courts located in the County of Santa Clara, State of California. BORROWER AND BANK EACH HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY RECOGNIZES AND AGREES THAT THE FOREGOING WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR IT TO ENTER INTO THIS AGREEMENT. EACH PARTY REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.  GENERAL PROVISIONS

11.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that neither this Agreement nor any rights hereunder may be assigned by Borrower without Bank's prior written consent, which consent may be granted or withheld in Bank's sole discretion. Bank shall have the right without the consent of or notice to Borrower to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Bank's obligations, rights and benefits hereunder.

11.2 Indemnification. Borrower shall defend, indemnify and hold harmless Bank and its officers, employees, and agents against: (a) all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Agreement; and (b) all losses or Bank Expenses in any way suffered, incurred, or paid by Bank as a result of or in any way arising out of, following, or consequential to transactions between Bank and Borrower whether under this Agreement, or otherwise (including without limitation reasonable attorneys fees and expenses), except for losses caused by Bank's (or its agents' or employees') gross negligence or willful misconduct.

11.3 Time of Essence. Time is of the essence for the performance of all obligations set forth in this Agreement.

11.4 Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

11.5 Amendments in Writing, Integration. This Agreement cannot be amended or terminated orally. All prior agreements, understandings, representations, warranties, and negotiations between the parties hereto with respect to the subject matter of this Agreement, if any, are superseded by this Agreement and the Loan Documents.

11.6 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

11.7 Survival. All covenants, representations and warranties made in this Agreement shall continue in full force and effect so long as any Obligations remain outstanding. The obligations of Borrower to indemnify Bank with respect to the expenses, damages, losses, costs and liabilities described in Section 11.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against Bank have run.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                    MERITAGE PRIVATE EQUITY FUND II, L.P.

                    By: Meritage Investment Partners II, LLC General Partners


                    By: Jack Tankersley Member


                    By: Laura Beller Member


                    SILICON VALLEY BANK


                    By:

                    Title:

                            Exhibit 3 to Schedule 13D


                          REGISTRATION RIGHTS AGREEMENT

Registration Rights Agreement dated as of September 17, 2002 (the "Agreement") by and among (i) CompleTel Europe, N.V., a Dutch corporation (the "Company"), and (ii) the holders of the Company's Series A Convertible Cumulative Preferred Shares, (euro).04 nominal value per share (the "Series A Preferred Stock"), identified on the signature pages hereto.

The Series A Holders identified on the signature pages hereto and the Company are parties to a Restructuring Agreement dated as of May 15, 2002, as amended, providing for the purchase and sale of the Series A Preferred Stock (the "Restructuring Agreement"). This Agreement documents and evidences the registration rights provided for in the Term Sheet attached as Exhibit B to the Restructuring Agreement. In consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the following respective meanings:

1.1 "Board of Directors" means the Company's Supervisory Board or similar governing body.

1.2 "Commission" shall mean the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

1.3 "Common Stock" shall mean the Company's Ordinary Shares, (euro).04 par value per share.

1.4 "Exchange Act" shall mean the United States Securities Exchange Act of 1934 (or any similar successor federal statute), as amended, and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.5 "Initiating Holders" shall mean, in the case of a Long-Form Registration, the holders of not less than a majority of the outstanding Registrable Securities held by the Series A Holders and, in the case of a Short-Form Registration, the holders of not less than 25% of the outstanding Registrable Securities held by the Series A Holders.

1.6 "Person" shall mean any individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

1.7 "Preferred Stock" shall mean, collectively, the Series A Preferred Stock and the Company's Series B Preferred Stock, (euro).04 par value per share, issued pursuant to the Restructuring Agreement.

1.8 "Registrable Securities" shall mean the shares of Common Stock issued pursuant to the Restructuring Agreement; provided, however, that (x) Registrable Securities shall include shares of Common Stock issuable upon conversion of the Preferred Stock or upon exercise of any warrants or similar rights to the extent that the Company has received appropriate assurances that such conversion or exercise will be effected concurrently with effectiveness of the registration statement covering such Common Stock, and (y) Registrable Securities shall not include any shares of Common Stock that have previously been sold (either directly or by way of sale of Preferred Stock or warrants) (i) pursuant to an effective registration statement under the Securities Act, (ii) in an open-market transaction in the United States under Rule 144, or (iii) in an open-market transaction on any non-United States securities exchange; and provided further that, for purposes of Section 2.2 hereof, Registrable Securities shall not include Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

1.9 The terms "registers," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement by the Commission.

1.10 "Registration Expenses" shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses of any regular or special audits incident to or required by any such registration, and the fees and expenses of one counsel for all the selling holders of Registrable Securities (not to exceed $20,000 for any one registration), but excluding Selling Expenses.

1.11 "Rule 144" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

1.12 "Securities Act" shall mean the United States Securities Act of 1933 (or any similar successor federal statute), as amended, and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.13 "Selling Expenses" shall mean all underwriting discounts, selling commissions and transfer taxes, if any, applicable to the sale of Registrable Securities.

1.14 "Series A Holders" shall mean the holders of Series A Preferred Stock of the Company issued pursuant to the Restructuring Agreement.

                                   ARTICLE II

                               REGISTRATION RIGHTS

2.1  Demand Registrations.

(a) Request for Registration. At any time or times after the date of closing under the Restructuring Agreement, the Initiating Holders may require that the Company effect a registration under the Securities Act (i) in the case of a requested registration on Form S-1 or any similar form (a "Long-Form Registration"), with respect to at least twenty percent (20%) of the Registrable Securities then outstanding, or (ii) in the case of a requested registration on Form S-3 or any similar form, if available (a "Short-Form Registration"), with respect to at least ten percent (10%) of the Registrable Securities then outstanding (each a "Demand Registration"). Upon receipt of written notice of such demand, the Company will promptly give written notice of the proposed registration to all other holders of Registrable Securities and will include in such registration all Registrable Securities specified in such demand, together with all Registrable Securities of any other holder of Registrable Securities joining in such demand as are specified in a written request received by the Company within twenty (20) days after delivery of the Company's notice. The Company shall file a registration statement with respect to each Demand Registration requested pursuant to this Section 2.1(a) as soon as practicable after receipt of the demand of the Initiating Holders, and shall exercise its commercially reasonable efforts to have such registration statement declared effective at the earliest practicable time thereafter provided, however, that if, in the good faith judgment of the Board of Directors, such registration would be seriously detrimental to the Company in that such registration would interfere with a proposed primary registration of securities by the Company or any other material corporate transaction and the Board of Directors concludes, as a result, that it is advisable to defer the filing of such registration statement at such time (as evidenced by an appropriate resolution of the Board of Directors), then the Company shall have the right to defer such filing for the period during which such registration would be seriously detrimental; provided, however, that (x) the Company may not defer the filing for a period of more than 90 days after receipt of the demand of the Initiating Holders, and (ii) the Company shall not exercise its rights to defer a Demand Registration more than once.

(b) Underwriting. If the Initiating Holders intend to distribute the Registrable Securities covered by a Demand Registration by means of an underwriting, they shall so advise the Company as a part of their demand made pursuant to Section 2.1(a) and the Company shall include such information in its written notice to holders of Registrable Securities. The Initiating Holders shall have the right to select the managing underwriter(s) for an underwritten Demand Registration, subject to the approval of the Company's Board of Directors (which will not be unreasonably withheld or delayed). The right of any holder of Registrable Securities to participate in an underwritten Demand Registration shall be conditioned upon such holder's participation in such underwriting in accordance with the terms and conditions thereof, and the Company and such holders will enter into an underwriting agreement in customary form.

(c) Priorities. The holders of Registrable Securities will have absolute priority over any other securities included in a Demand Registration. If other securities are included in any Demand Registration that is not an underwritten offering, all Registrable Securities included in such offering shall be sold prior to the sale of any of such other securities. If other securities are included in any Demand Registration that is an underwritten offering, and the managing underwriter for such offering advises the Company that in its opinion the amount of securities to be included exceeds the amount of securities which can be sold in such offering without adversely affecting the marketability or pricing thereof, the Company will include in such registration all Registrable Securities requested to be included therein prior to the inclusion of any other securities. If the amount of Registrable Securities requested to be included in such registration exceeds the amount of securities which in the opinion of such underwriter can be sold without adversely affecting the marketability or pricing of such offering, such Registrable Securities shall be included pro rata among the holders thereof based on the percentage of the outstanding Common Stock held by each such holder (assuming the conversion of the Preferred Stock and the exercise of all vested options, warrants and similar rights held by such holder).

2.2  Piggyback Registrations.

(a) Request for Inclusion. If the Company shall determine to register any of its securities for its own account or for the account of other security holders of the Company on any registration form (other than Form S-4 or S-8) which permits the inclusion of Registrable Securities (a "Piggyback Registration"), the Company will promptly give each holder of Registrable Securities written notice thereof and, subject to Section 2.2(c), shall include in such registration all the Registrable Securities requested to be included therein pursuant to the written requests of holders of Registrable Securities received within twenty (20) days after delivery of the Company's notice, provided that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason either not to register or to delay registration of such securities, the Company may, as its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so, to request that such registration be effected as a registration under Section 2.1, and (ii) in the case of a determination to delay registration shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities. The provisions of this Section 2.2 shall not apply to any registration relating to the Common Stock underlying the warrants distributed to the Company's shareholders on September 13, 2002.

(b) Underwriting. If the Piggyback Registration relates to an underwritten public offering, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to Section 2.2(a). In such event, the right of any holder of Registrable Securities to participate in such registration shall be conditioned upon such holder's participation in such underwriting in accordance with the terms and conditions thereof. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

(c) Priorities. If such proposed Piggyback Registration is an underwritten offering and the managing underwriter for such offering advises the Company that the securities requested to be included therein exceeds the amount of securities that can be sold in such offering without adversely affecting the marketability or pricing thereof, then any securities to be sold by the Company in such offering shall have priority over any Registrable Securities, and the Registrable Securities to be sold in such offering shall have priority over any other securities. In the event that less than all the Registrable Securities proposed to be sold are included in such registration as a result of the priorities set forth in this Section 2.2(c), the number of shares to be included by a holder of Registrable Securities in such registration shall be reduced pro rata on the basis of the percentage of the outstanding Common Stock held by such holder (assuming the conversion of the Preferred Stock and the exercise of all vested options, warrants and similar rights held by such holder) and all other holders of Registrable Securities exercising similar registration rights. The Company shall not grant any registration rights that entitle the holders of other securities to any priority over the Registrable Securities in any Piggyback Registration without the prior consent of the holders of a majority of the then-outstanding Registrable Securities held by the Series A Holders.

2.3 Expenses of Registration. All Registration Expenses incurred in connection with up to two Long-Form Registrations and all Short-Form and Piggyback Registrations shall be borne by the Company; provided, however, that no registration shall count as one of the Company-paid Long-Form Registrations if (i) such registration does not remain continuously effective for a period of 90 days (or such shorter period as may be required to effect the disposition of all Registrable Securities covered thereby), or (ii) the Initiating Holders elect to abandon such registration prior to the effectiveness thereof and reimburse the Company for all Registration Expenses in connection with such abandoned registration. All Selling Expenses relating to Registrable Securities included in any Demand or Piggyback Registration shall be borne by the holders of such securities pro rata on the basis of the amount of Registrable Securities sold by them; provided, however, that each holder shall be responsible for any transfer taxes imposed on the sale of shares by such holder pursuant to such registration.

2.4 Registration Procedures. In the case of each registration effected by the Company pursuant to this Article II, the Company will keep each holder of Registrable Securities advised in writing as to the initiation of such registration and as to the completion thereof. At its expense, the Company will use commercially reasonable efforts to:

(a) cause such registration to be declared effective by the Commission and, in the case of a Demand Registration, keep such registration effective for a period of ninety (90) days or until the holders of Registrable Securities included therein have completed the distribution described in the registration statement relating thereto, whichever first occurs;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement (including post-effective amendments) as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(c) obtain appropriate qualifications of the securities covered by such registration under state securities or "blue sky" laws in such jurisdictions as may be reasonably requested by the holders of Registrable Securities; provided, however, that the Company shall not be required for any such purpose to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirement of this Section 2.4(c) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction, or to file a general consent to service of process in such jurisdiction;

(d) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a holder of Registrable Securities from time to time may reasonably request;

(e) notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of any such holder, prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;

(f) provide a transfer agent and registrar for all Registrable Securities covered by such registration and a CUSIP number, or ISIN and common code, as the case may be, for all such Registrable Securities, in each case not later than the effective date of such registration;

(g) otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than 18 months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

(h) in connection with any underwritten Demand Registration, the Company will enter into an underwriting agreement reasonably satisfactory to the Initiating Holders containing customary underwriting provisions, including indemnification and contribution provisions.

The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

Each holder of Registrable Securities shall be deemed to have agreed that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in subparagraph (e) of this Section 2.4, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subparagraph (e) of this Section 2.4, and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

2.5  Indemnification.

(a) The Company will indemnify each holder of Registrable Securities, each of such holder's officers, directors, partners, agents, employees and representatives, and each person controlling such holder within the meaning of Section 15 of the Securities Act, with respect to each registration, qualification or compliance effected pursuant to this Article II, against all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such indemnified person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission made in reliance upon and in strict conformity with written information furnished to the Company by a holder of Registrable Securities for use therein. It is agreed that the indemnity agreement contained in this Section 2.5(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent has not been unreasonably withheld).

(b) Each holder of Registrable Securities included in any registration effected pursuant to this Article II shall (severally and not jointly) indemnify the Company, each of its directors, officers, agents, employees and representatives, and each person who controls the Company within the meaning of Section 15 of the Securities Act, each other participating holder of Registrable Securities and each of their officers, directors and partners, and each person controlling such holders, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such indemnified persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in strict conformity with written information furnished to the Company by such holder of Registrable Securities; provided, however, that (x) no holder of Registrable Securities shall be liable hereunder for any amounts in excess of the net proceeds received by such holder pursuant to such registration, and (y) the obligations of such holder of Registrable Securities hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such holder (which consent has not been unreasonably withheld).

(c) Each party entitled to indemnification under this Section 2.5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom through counsel approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.5 to the extent such failure is not prejudicial. No Indemnifying Party in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include an unconditional release of such Indemnified Party from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) If the indemnification provided for in this Section 2.5 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, no holder of Registrable Securities shall be required to contribute amounts in excess of the amounts that such holder would have been required to pay pursuant to the indemnification provisions of this Section 2.5 (assuming such provisions were enforceable).

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in an underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

2.6 Other Obligations. With a view to making available the benefits of certain rules and regulations of the Commission that may effectuate the registration of Registrable Securities or permit the sale of Registrable Securities to the public without registration, the Company agrees to:

     (a) after its initial registration under the Securities Act, exercise best efforts to cause the Company to be eligible to utilize Form S-3 (or any similar form) for the registration of Registrable Securities;

     (b) at such time as any Registrable Securities are eligible for transfer under Rule 144(k), upon the request of the holder of such Registrable Securities, remove any restrictive legend from the certificates evidencing such securities at no cost to such holder;

     (c) make and keep available public information as defined in Rule 144 under the Securities Act at all times from and after ninety (90) days following the effective date of its initial registration under the Securities Act until the termination of registration rights pursuant to Section 2.8 of this Agreement;

     (d) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements, which reports shall include the management certifications required by the Sarbanes-Oxley Act of 2002;

     (e) furnish any holder of Registrable Securities, upon written request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety
          (90) days following the effective date of the first registration, statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents as a holder of Registrable Securities may reasonably request in availing itself of any rule or regulation of the Commission (including Rule 144A) allowing a holder of Registrable Securities to sell any such securities without registration.

     2.7 Hold-Back Agreements. If requested by any underwriter of Common Stock of the Company in connection with any Demand Registration, a holder of Registrable Securities shall not sell or otherwise transfer or dispose of any Common Stock (other than pursuant to such registration) during the 180-day period following the effective date of such registration statement; provided, however, that if other holders of Common Stock are subjected to hold-back restrictions of shorter duration, such shorter periods shall apply to holders of Registrable Securities. The obligations described in this Section 2.7 shall not apply to a registration on Form S-4 or Form S-8 or Form F-4 or any similar forms that may be promulgated in the future.

     2.8 Termination of Registration Rights. The right of any holder of Registrable Securities to request inclusion of Registrable Securities in any registration pursuant to this Article II shall terminate when
          (i) all Registrable Securities beneficially owned by such holder of Registrable Securities may immediately be sold without volume limitations or similar restrictions under all applicable securities laws, including SEC Rule 144, and (ii) the Common Stock is listed for trading on either Euronext Paris or a national securities exchange in the United States; provided, however, that the provisions of this
          Section 2.8 shall not apply to any holder of Registrable Securities representing more than five percent (5.0%) of the then-outstanding Common Stock.

                                   ARTICLE III

                                  MISCELLANEOUS

     3.1 Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of New York.

     3.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. In addition, whether or not any express assignment has been made, the provisions hereof are also for the benefit of, and enforceable by, any transferree of any Series A Holder that acquires Series A Preferred Stock from such Series A Holder, subject to such transferee's compliance with the obligations of a Series A Holder hereunder.

     3.3 Entire Agreement: Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated except by a written instrument signed by the Company and the holders of at least two-thirds of the outstanding Registrable Securities held by the Series A Holders, and any such amendment, waiver, discharge or termination shall be binding on all holders of Registrable Securities.

     3.4 Notices, etc. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, or if not, then on the next business day; or (iii) one (1) business day after deposit with a nationally recognized overnight courier for next day delivery, with verification of receipt. All communications shall be sent (x) to the Company at its principal executive offices, and (y) to any holder of Registrable Securities at the address of such holder set forth in the Company's records or at such other address as such holder may designate by written notice to the Company.

     3.5 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any holder of Registrable Securities under this Agreement shall impair any such right, power or remedy of such holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of Registrable Securities of any breach or default under this Agreement or any waiver on the part of any holder of Registrable Securities of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any holder of Registrable Securities, shall be cumulative and not alternative.

     3.6 Severability. Unless otherwise expressly provided herein, the rights of a holder of Registrable Securities hereunder are several rights, not rights jointly held with any of the other holders of Registrable Securities. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     3.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     3.8 Specific Enforcement. Any holder of Registrable Securities shall be entitled to specific enforcement of its rights under this Agreement. The parties acknowledge that money damages would be an inadequate remedy for a breach of this Agreement and consent to an action for specific performance or other injunctive relief in the event of any such breach.



                                    * * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day and year first above written.


                    COMPANY:

                    COMPLETEL EUROPE, N.V.



                    By: ________________________________
                        Name:
                        Title:


                    SERIES A HOLDERS:

                    DEGEORGE TELCOM HOLDINGS LIMITED PARTNERSHIP



                    By: _________________________________
                        Name:
                        Title:


                    MERITAGE PRIVATE EQUITY FUND, L.P. MERITAGE PRIVATE EQUITY PARALLEL FUND, L.P. MERITAGE ENTREPRENEURS FUND, L.P.

                    By: Meritage Investment Partners, LLC General Partner



                    By: _________________________________
                        Name:
                        Title: